ENCORE WIRE CORPORATION
1329 Millwood Road
McKinney, Texas 75069
Ms. Era Anagnosti
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549
Re:	Encore Wire Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 10, 2009 Definitive Proxy Statement on Schedule 14A filed on March 24, 2009 File No. 000-20278
Dear Ms. Anagnosti:
     Encore Wire Corporation (the “Company”), has the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 2, 2009 to Daniel L. Jones. The Company’s responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business, page 1
General
1.	Because of the nature of your business, the discussion about compliance with laws and regulations regarding environmental matters appears to be missing. Please review your disclosure to include information required to be disclosed in accordance with Item 101(c)(1)(xii) of Regulation S-K, to the extent that such information is material. In addition, please consider whether you need to include related risk factor disclosure.

Response: Although the Company is subject to a variety of federal, state and local laws and regulations covering the storage, handling, emission and discharge of materials into the environment, the Company does not believe that compliance with these laws and regulations has had a material effect on the historical capital expenditures, earnings and competitive position of the Company and its subsidiaries. While it is difficult to estimate future environmental liabilities accurately, the Company does not currently anticipate any material adverse effect on its capital expenditures, earnings or competitive position as a result of compliance with federal,

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state and local laws or regulations. The Company does not currently anticipate material capital expenditures for environmental control facilities. Nevertheless, in future filings, the Company will include a risk factor disclosure regarding the possibility that compliance with applicable environmental laws and requirements could have a material impact on its financial condition.
Raw Materials, page 3
2.	In accordance with Item 101(c)(1)(iii) of Regulation S-K, in future filings please disclose the sources of supply for the raw materials utilized in your business.

Response: Copper is the principal raw material used by the Company in manufacturing its products, constituting nearly 90% of the dollar value of all raw materials used by the Company. The Company obtains copper from miners globally and from commodity brokers. The Company notes your comment and confirms that it will reflect these sources in future filings.
Risk Factors, page 4
3.	Please note that you should disclose all known material risks. In future filings, please revise the first sentence to remove the word “certain” and delete the fourth sentence in the introductory paragraph. If risks are not deemed material, you should not reference them.

Response: The Company notes your comments and confirms that, in future filings, it will make the revisions you requested.

4.	In future filings, please consider expanding your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility. Please also try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks, including, but not limited to:
•	Providing qualitative and quantitative information to alert investors about how the market downturn in the housing industry and the construction industry in general, has affected and may affect your business and financial performance (we note your results of operations for the quarter ended September 30, 2009 reflecting lower net sales when compared to last year’s net sales for the same period); and

•	the effect that the increase on bad debt reserves has had or may have on your business considering your customers’ credit risks (we note your disclosure on top of page 14).

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Response: The Company notes your comments and confirms that, in future filings, it will expand its disclosure to capture all material risks that the Company faces because of current market conditions and predicted volatility.
Product Pricing and Volatility of Copper Market, page 4
5.	In future filings, consider revising this risk factor to discuss the fact that you do not engage in commodity hedging activities.

Response: The Company notes your comment and confirms that, in future filings, it will revise this risk factor to discuss the fact that the Company does not engage in commodity hedging activities. The Company’s products are sold in a market in which pricing can, and frequently does change on a daily basis. In theory, these wire prices fluctuate in concert with copper, however, competitive issues can alter this relationship. Hedging raw materials works when the end product pricing is known in advance or fixed for defined periods of time, which is not the case in the wire industry.

6.	Please tell us what consideration you have given to including risk factor disclosure with respect to 52.62% of your stock being controlled by four shareholders. We note disclosure on page seven of the definitive proxy filed with the Commission on March 24, 2009.

Response: The Company has considered the risk that 58.62% (not 52.62%) of the Company’s stock being controlled by four shareholders may have on the Company and the market price of its common stock and will include, in future filings, disclosure identifying such risks, as applicable.
Patent and Intellectual Property Disputes, page 5
7.	Based on your disclosure here, it appears that patented intellectual property may be material to your business. If so, in future filings, please expand your Intellectual Property Matters disclosure on page 4 to include information related to subparagraph (c)(l)(iv) of Item 101 of Regulation S-K.

Response: Although the Company has filed patent applications with the United States Patent and Trademark Office, it does not currently hold any patented intellectual property. To the extent the United States Patent and Trademark Office grants the Company’s pending patent applications, the Company will supplement its future filings to disclose its material patented intellectual property, as required by Item 101(c)(1)(iv) of Regulation S-K.
Executive Officers of the Company, page 6
8.	We note that in this section you have identified only two executive officers, Messrs. Jones and Bilban; however, your proxy disclosure regarding executive compensation includes also Messrs. Kieffer, Smith and Gottschalk. In future filings, please ensure

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that you identify all of your executive officers and significant employees in accordance with Items 401(b) and (c) of Regulation S-K and provide their biographical information pursuant to Item 401(e).

Response: The Company has analyzed the roles and responsibilities of each officer of the Company and has determined that Messrs. Jones and Bilban are the only two executive officers of the Company. Additionally, the Company determined that Messrs. Kieffer, Smith and Gottschalk are not employees of the Company who make or are expected to make significant contributions to the business of the Company, which would require their identification and disclosure of their background pursuant to Item 401(c) and (e) of Regulation S-K. In prior filings, the Company erroneously included compensation information for Messrs. Kieffer, Smith and Gottschalk because of a misunderstanding with respect to which officers the executive compensation disclosure requirements of Item 404 of Regulation S-K applied. The Company believed that it was required to disclose compensation information for Messrs. Kieffer, Smith and Gottschalk because they were the three highest paid officers of the Company, despite not being executive officers. In future filings, the Company will remove the compensation discussion relating to Messrs. Kieffer, Smith and Gottschalk from its Compensation Disclosure and Analysis. The Company confirms that in future filings, it will ensure that it identifies all of its executive officers and significant employees in accordance with Items 401(b) and (c) of Regulation S-K and provide their biographical information pursuant to Item 401(e).
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11
Liquidity and Capital Resources, page 15
9.	In the last sentence of the carry-over paragraph on top of page 16 you state that as of December 31, 2008 there were no borrowings outstanding under the financing agreement. In the middle of the fourth paragraph on the same page you also state that the total balance outstanding under the financing agreement and the other debt instruments was $100 million. We note similar disclosure in your quarterly report for the period ended September 30, 2009 (pages 13-14). In future filings, please clarify the outstanding balance for each credit facility and debt instrument.

Response: The Company notes your comments and confirms that, in future filings, it will clarify the outstanding balance for each credit facility and debt instrument.
Exhibit 31.1 — Chief Executive Certification
Exhibit 31.2 — Chief Financial Officer Certification
10.	In future filings please remove the chief executive officer and chief financial officer’s title in the introductory line to each 302 certification.

December 16, 2009

Response: The Company notes your comment and confirms that, in future filings, it will remove the chief executive officer and chief financial officer’s title in the introductory line to each 302 certification.
Definitive Proxy Statement on Schedule 14A filed on March 24, 2009
Executive Compensation, page 8
Compensation Discussion & Analysis, page 8
2008 Compensation, page 10
Base Salary, page 10
11.	The disclosure in this section regarding the rationale for the salary increases is too general. In particular, there is no discussion of how the general categories of factors noted toward the end of the last paragraph translated into the salary increases. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.I. of Commission Release No. 33-8732A and Item 402(b)(2)(ix) of Regulation S-K. In future filings please revise your disclosure accordingly.

Response: The Company notes your comments and confirms that, in future filings, it will revise its disclosure accordingly. However please note, as discussed in the Company’s response to your comment number 10, Messrs. Jones and Bilban are the Company’s only executive officers. Given that the Company has only two executive officers, the Company’s compensation committee has not developed materially different compensation policies regarding their salaries.

12.	The precise nature of your benchmarking is not clear. In future filings, if you have benchmarked salaries (and other elements of compensation) against a peer group, please identify the companies that comprise this group and discuss how actual payments compared to the group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Company notes your comments and confirms that, in future filings, to the extent that the Company benchmarks salaries (and other elements of compensation) against a peer group, it will identify the companies that comprise this group and discuss how actual payments compared to the group.
Cash Incentive, page 11
13.	We note your disclosure that the discretionary cash incentive bonuses were based primarily on “each named officer’s contribution” to the company’s profitability. In future filings please provide a quantitative and qualitative disclosure of the compensation committee’s analysis of each named officer’s contribution to the company’s profitability and how those contributions resulted in objective pay determinations. Please note that to the extent that the compensation committee’s

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decisions regarding discretionary cash awards were based upon a subjective evaluation, in future filings please disclose each named executive’s personal objectives by also identifying the specific contributions made by each named executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight into how qualitative inputs are translated into objective pay determinations. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company notes your comments and confirms that, in future filings, it will provide a quantitative and qualitative disclosure of the compensation committee’s analysis of each named executive officer’s contribution to the Company’s profitability and how those contributions resulted in objective pay determinations.
Equity Incentive, page 11
14.	We note that the named executives were granted performance-based stock options; however, your CD&A provides minimal, if any, analysis as to how the ultimate level of these equity awards was determined and how the performance of the named executives was measured. For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please refer to Items 402(b)(2)(i)-(iv) & (vii) of Regulation S-K.

Response: The Company notes your comments and confirms that, in future filings, it will provide a substantive analysis and insight into why the Company’s compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.
2008 Director Compensation, page 16
15.	Please confirm that there is no written agreement with Mr. Rego with respect to his consultancy services to the company. Otherwise please ensure that you file such agreement as an exhibit with your next report.

Response: Mr. Rego died on October 7, 2009. The Company confirms that there was no written agreement with Mr. Rego with respect to his consultancy services to the Company prior to his death.
     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments please contact the Company’s counsel, Thompson & Knight LLP, by contacting Ann Marie Cowdrey at (214) 969-1221.

Respectfully,
/s/ Frank J. Bilban
Frank J. Bilban